Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On June 2, 2000, NiSource issued a press release announcing that Columbia Energy Group shareholders approved the merger between NiSource and Columbia making the combined company the largest natural gas company east of the Rockies. NiSource shareholders approved the merger on June 1, 2000. The text of the press release is set forth below.

                                PRESS RELEASE
                                June 2, 2000


   NEWS                                         [NiSource Logo]

   FOR ADDITIONAL INFORMATION

   INVESTOR RELATIONS:                MEDIA:
   Dennis Senchak (219) 647-6085      Sally Anderson (219) 647-6203
   Rae Kozlowski  (219) 647-6083



         NiSource Applauds Columbia Energy Shareholder Vote to Merge Approval Seen As "Giant Step" Toward Super-Regional Powerhouse

        MERRILLVILLE, Ind. (June 2, 2000)--NiSource Inc. (NYSE:NI) today applauded Columbia Energy Group (NYSE:CG) shareholders for approving the two companies' merger into the nation's largest natural gas company east of the Rockies. NiSource shareholders also overwhelmingly approved the merger at their annual meeting June 1.

        "Columbia shareholders' solid vote in favor of the merger is a giant step toward our completion of the agreement later this year," said Gary L. Neale, NiSource chairman, president and chief executive officer. "Their approval underscores the positive impact the combined company will have, not only on shareholder value but on the communities we serve."

        Neale said the combined NiSource-Columbia Energy Group enterprise will create the premier energy supplier capable of bringing new choices for consumers, such as the evolving gas-fired technologies that provide total on-site solutions including electric generation for homes and businesses. These technologies, which can be used in conjunction with or in place of traditional electric distribution systems, are projected to help increase U.S. natural gas demand by 60 percent by the year 2020.





        Approval of Columbia Energy Group shareholders was necessary to continue the merger process. The next steps are approvals by several state public utility commissions and federal regulatory agencies.

        NiSource Inc. (NYSE:NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the company's ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and

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        has been distributed to the companies' shareholders.
        Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.

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